                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 6


                           Neuromedical Systems, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.0001 per share
                   -----------------------------------------
                         (Title of Class of Securities)


                                   64124H109
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                        --------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 24, 1998
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]



                               Page 1 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    WC;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [X]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        New York
--------------------------------------------------------------------------------

Number of           7.  Sole Voting Power
Shares
Beneficially                 0
Owned By            ----------------------------
Each                8.  Shared Voting Power
Reporting
Person With                  8,027,699
                    ----------------------------
                    9.  Sole Dispositive Power

                             0
                    ----------------------------
                    10. Shared Dispositive Power

                             8,027,699
                    ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          8,027,699
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          25.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
--------------------------------------------------------------------------------



                               Page 2 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        Delaware
--------------------------------------------------------------------------------

Number of          7.  Sole Voting Power
Shares
Beneficially                140,000
Owned By           -----------------------------
Each               8.  Shared Voting Power
Reporting
Person With                 8,027,699
                   -----------------------------
                   9.  Sole Dispositive Power

                            140,000
                   -----------------------------
                   10. Shared Dispositive Power

                            8,027,699
                   -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          8,167,699
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          26.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
--------------------------------------------------------------------------------



                               Page 3 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        Delaware
--------------------------------------------------------------------------------

Number of          7.  Sole Voting Power
Shares
Beneficially                0
Owned By           ---------------------------
Each               8.  Shared Voting Power
Reporting
Person With                 5,371,758
                   ---------------------------
                   9.  Sole Dispositive Power

                            0
                   ---------------------------
                   10. Shared Dispositive Power

                            5,371,758
                   ---------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,371,758
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          17.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              PN
--------------------------------------------------------------------------------



                               Page 4 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        Delaware
--------------------------------------------------------------------------------

Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        ----------------------------
Each            8.  Shared Voting Power
Reporting
Person With              5,371,758
                ----------------------------
                9.  Sole Dispositive Power

                         0
                ----------------------------
                10. Shared Dispositive Power

                         5,371,758
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,371,758
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          17.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

         PN
--------------------------------------------------------------------------------



                               Page 5 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Fund 1993, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        ---------------------------
Each            8.  Shared Voting Power
Reporting
Person With              634,673
                ---------------------------
                9.  Sole Dispositive Power

                         0
                ---------------------------
                10. Shared Dispositive Power

                         634,673
                ---------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          634,673
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

                PN
--------------------------------------------------------------------------------



                               Page 6 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Bridge Street Fund 1993, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        -----------------------------
Each            8.  Shared Voting Power
Reporting
Person With              708,268
                -----------------------------
                9.  Sole Dispositive Power

                         0
                -----------------------------
                10. Shared Dispositive Power

                         708,268
                -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          708,268
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          2.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

               PN
--------------------------------------------------------------------------------



                               Page 7 of 18 pages

------------------------
CUSIP NO.
64124H109
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Resource Corp.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        ------------------------------
Each            8.  Shared Voting Power
Reporting
Person With              1,342,941
                ------------------------------
                9.  Sole Dispositive Power

                         0
                ------------------------------
                10. Shared Dispositive Power

                         1,342,941
                ------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,342,941
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          4.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              CO
--------------------------------------------------------------------------------



                               Page 8 of 18 pages

                              AMENDMENT NO. 6 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                           NEUROMEDICAL SYSTEMS, INC.


     GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Stone Street Fund 1993, L.P. ("Stone Street"), Bridge Street Fund 1993, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Resource Corp. ("Resource"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P., Stone Street, Bridge Street, Resource and Goldman Sachs, the "Filing Persons")/1/ hereby amend the statement on Schedule 13D filed with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Neuromedical Systems, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 5 thereto filed September 29, 1997 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 6 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons which change was primarily as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company in its most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Company's 10-Q"), and a decrease in the number of shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

------------------
/1/Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 9 of 18 pages

Item 2 is hereby amended as follows:

Item 2.   Identity and Background.
          -----------------------

     Item 2 is hereby amended by amending Schedules I, II-A and II-B hereto, to read in their entirety as attached hereto, and incorporated herein by reference.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Schedule IV hereto sets forth transactions in the Common Stock which have been effected during the period from June 25, 1998 through August 28, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $112,249.53. Funds for ordinary course trading purchases came from working capital of Goldman Sachs. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds.

     On October 21, 1997, the Limited Partnerships exercised in the aggregate .25 UPOs. The Limited Partnerships funded the exercise with an aggregate of
$27,844.74 and received in the aggregate 18,262 shares of Common Stock (including shares related to the underlying warrants). Funds for the exercise of the UPOs came from the working capital of the Limited Partnerships.

     As of November 17, 1997, an officer and a now former officer of Goldman Sachs, in their capacity as directors of the Company, had received options to purchase 15,000 shares of Common Stock in the aggregate that are currently exercisable (the "Directors Options"). Each of these persons has an agreement with GS Group pursuant to which he or she holds these Directors Options for the benefit of GS Group.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of August 28, 1998, GS Capital beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 5,371,758 shares of Common Stock, representing in the aggregate approximately 17.3% of the shares of the Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of August 28, 1998, Stone Street beneficially owned an aggregate of 634,673 shares of Common Stock, representing in the aggregate approximately 2.0% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of August 28, 1998, Bridge Street beneficially owned an aggregate of 708,268 shares of Common Stock, representing in the aggregate approximately 2.3% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of August 28, 1998, Resource may be deemed to have beneficially owned an aggregate of 1,342,941 shares of Common Stock, which are owned by Stone Street and Bridge Street as described above, representing in the aggregate approximately 4.3% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of August 28, 1998, Goldman Sachs may be deemed to have beneficially owned an aggregate of 8,027,699 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by the Limited Partnerships described above, and (ii) 1,313,000 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 25.8% of the Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of August 28, 1998, GS Group may be deemed to have beneficially owned an aggregate of 8,167,699 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by Goldman Sachs, (ii) 125,000 shares of Common Stock owned by GS Group and (iii) 15,000 Directors Options, representing in the aggregate approximately 26.3% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.



                              Page 10 of 18 pages

     GS Group and Goldman Sachs disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, beneficially owns any shares of Common Stock as of August 28, 1998 other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from June 25, 1998 through August 28, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $112,249.53.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from June 25, 1998 through August 28, 1998.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.


Item 6 is hereby amended as follows:

Item 6.  Contracts, Arrangements, Understandings or  Relationships with  Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     An officer and a former officer of Goldman Sachs each serve as directors of the Company. Each of these persons has an agreement with GS Group, the form of which was filed as Exhibit (2), and is incorporated herein by reference, pursuant to which he or she holds the Directors Options for the benefit of GS Group.

     Except as described in this Schedule 13D, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.



                               Page 11 of 18 pages

                                     SIGNATURE
                                     ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 1, 1998



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    THE GOLDMAN SACHS GROUP, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    GS ADVISORS, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    STONE STREET FUND 1993, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    BRIDGE STREET FUND 1993, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    STONE STREET RESOURCE CORP.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact



                               Page 12 of 18 pages


                                                     SCHEDULE I
                                                     ----------


                  The name of each  director of The Goldman  Sachs  Corporation  and The Goldman,  Sachs &
         Co. L.L.C. and of each member of the executive  committees of The Goldman Sachs Corporation,  The
         Goldman Sachs & Co. L.L.C.,  The Goldman Sachs Group, L.P. and Goldman,  Sachs & Co. is set forth below.

                  The  business address of each person listed  below except  John L. Thornton  is 85 Broad
         Street, New York, NY 10004.  The business address of John L. Thornton is 133 Fleet Street, London
         EC4A 2BB,  England.  Each  person  is a  citizen  of the  United States of America.  The  present principal  occupation or employment of each  of the listed  persons is as a managing  director of
         Goldman, Sachs & Co. or another  Goldman Sachs  operating entity and as a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton



                                               Page 13 of 18 pages



                                                  SCHEDULE II-A
                                                  -------------


         The name,  position  and  present  principal  occupation  of each  director  and  executive  officer of GS
Advisors,  Inc., the sole general  partner of GS Advisors,  L.P.,  which is the sole general  partner of GS Capital
Partners, L.P., are set forth below.

         The business  address for all the executive  officers and directors  listed below except Henry Cornell and
Barry S. Volpert is 85 Broad Street,  New York, New York 10004.  The business  address of Henry Cornell is 3 Garden
Road, Hong Kong.  The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.


                                             Page 14 of 18 pages

                                                SCHEDULE II-B
                                                -------------

     The name,  position and  present  principal occupation  of each director and executive officer of Stone Street
Resource Corp., the sole general partner of Stone Street Fund 1993, L.P. and the managing general partner of Bridge
Street Fund 1993, L.P., are set forth below.

     The  business  address for  each of the  executive  officers  and directors listed  below is  85 Broad Street,
New York, New York 10004.

     All  executive  officers  and  directors  listed  below are  United  States citizens.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Jeffrey B. Goldenberg                   Director/Vice President                 Managing Director of Goldman, Sachs & Co.

William J. McMahon                      Director/Vice President                 Vice President of Goldman, Sachs & Co.

Dinakar Singh                           Director/Vice President                 Vice President of Goldman, Sachs & Co.

Jonathan L. Kolatch                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Eric M. Mindich                         Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Limited Partner of The Goldman Sachs Group, L.P.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Limited Partner of The Goldman Sachs Group, L.P.

David J. Greenwald                      Vice President                          Vice President of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

Richard A. Yacenda                      Vice President                          Vice President of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President                          Vice President of Goldman, Sachs & Co.

Raanan A. Agus                          Director/Vice President                 Vice President of Goldman, Sachs & Co.


                                              Page 15 of 18 pages

                                   SCHEDULE IV
                                   -----------
                           Neuromedical Systems, Inc.
                               Cusip No. 64124H109

     Purchases      Sales            Price         Trade Date    Settlement Date
--------------------------------------------------------------------------------
       10,000                         21/32        25-Jun-98          30-Jun-98
                   10,000             11/16        25-Jun-98          30-Jun-98
                    1,000               3/4        30-Jun-98           6-Jul-98
        1,000                           3/4         1-Jul-98           7-Jul-98
        1,000                         25/32         8-Jul-98          13-Jul-98
                    1,000             25/32         8-Jul-98          13-Jul-98
                    1,000             31/32        14-Jul-98          17-Jul-98
                    1,000             31/32        14-Jul-98          17-Jul-98
        2,000                         31/32        14-Jul-98          17-Jul-98
          809                         29/32        15-Jul-98          20-Jul-98
        4,600                           7/8        15-Jul-98          20-Jul-98
                    1,000             15/16        15-Jul-98          20-Jul-98
                    2,000             15/16        15-Jul-98          20-Jul-98
                    2,000             15/16        15-Jul-98          20-Jul-98
                    1,000             31/32        15-Jul-98          20-Jul-98
                    1,000             15/16        15-Jul-98          20-Jul-98
                    1,000             15/16        15-Jul-98          20-Jul-98
                    1,000             29/32        15-Jul-98          20-Jul-98
                    1,000             29/32        15-Jul-98          20-Jul-98
        9,000                         27/32        15-Jul-98          20-Jul-98
        2,000                         31/32        15-Jul-98          20-Jul-98
                    1,100               7/8        15-Jul-98          20-Jul-98
                    3,000             29/32        15-Jul-98          20-Jul-98
                    4,600               7/8        15-Jul-98          20-Jul-98
        3,000                         15/16        15-Jul-98          20-Jul-98
                    1,000             15/16        15-Jul-98          20-Jul-98
        1,000                         29/32        15-Jul-98          20-Jul-98
                    1,000             15/16        15-Jul-98          20-Jul-98
                      625             15/16        15-Jul-98          20-Jul-98
                    1,000             15/16        16-Jul-98          21-Jul-98
        1,000                         15/16        16-Jul-98          21-Jul-98
          833                           7/8        16-Jul-98          21-Jul-98
                    1,000           1  1/32        17-Jul-98          22-Jul-98
                    2,000           1  3/16        17-Jul-98          22-Jul-98
        4,100                       1  5/16        17-Jul-98          22-Jul-98
                    1,700           1   1/4        17-Jul-98          22-Jul-98
        1,000                       1   1/4        17-Jul-98          22-Jul-98
                    1,000           1  1/32        17-Jul-98          22-Jul-98
        2,000                       1  3/16        17-Jul-98          22-Jul-98
                      840           1   1/8        17-Jul-98          22-Jul-98
        1,000                       1   1/4        17-Jul-98          22-Jul-98
        1,000                       1  1/16        17-Jul-98          22-Jul-98
        1,000                       1 11/32        17-Jul-98          22-Jul-98
                    1,000           1  1/32        17-Jul-98          22-Jul-98
                      400           1  3/16        17-Jul-98          22-Jul-98
                    5,000           1   3/8        17-Jul-98          22-Jul-98
                    1,000           1  1/16        17-Jul-98          22-Jul-98
                    1,000           1  1/32        17-Jul-98          22-Jul-98
        1,000                       1   3/8        17-Jul-98          22-Jul-98
                      400           1  1/16        17-Jul-98          22-Jul-98
        1,000                       1  1/32        17-Jul-98          22-Jul-98
          800                       1   1/8        17-Jul-98          22-Jul-98
        1,500                       1   1/8        17-Jul-98          22-Jul-98
        3,700                       1  1/32        17-Jul-98          22-Jul-98
        1,500                       1   1/4        17-Jul-98          22-Jul-98
                    1,000           1  1/16        17-Jul-98          22-Jul-98
                    2,500           1   1/8        17-Jul-98          22-Jul-98



                              Page 16 of 18 pages

     Purchases      Sales            Price         Trade Date    Settlement Date
--------------------------------------------------------------------------------
          400                       1  3/16        17-Jul-98          22-Jul-98
                    1,000           1   1/8        17-Jul-98          22-Jul-98
        1,000                       1  3/16        20-Jul-98          23-Jul-98
                    2,000           1   1/8        20-Jul-98          23-Jul-98
        2,000                       1  3/16        20-Jul-98          23-Jul-98
                    1,000           1   1/8        20-Jul-98          23-Jul-98
       10,000                       1   3/8        20-Jul-98          23-Jul-98
                    2,500           1  5/32        20-Jul-98          23-Jul-98
                      900           1  3/16        20-Jul-98          23-Jul-98
                    1,000           1   1/8        20-Jul-98          23-Jul-98
                    1,000           1 11/32        20-Jul-98          23-Jul-98
        1,000                       1  5/32        20-Jul-98          23-Jul-98
        1,000                       1   3/8        20-Jul-98          23-Jul-98
                    5,000           1  3/16        20-Jul-98          23-Jul-98
                      600           1   1/8        20-Jul-98          23-Jul-98
                      600           1   1/8        20-Jul-98          23-Jul-98
        2,000                       1  7/32        20-Jul-98          23-Jul-98
                    2,500           1   1/4        20-Jul-98          23-Jul-98
                      800           1   1/4        20-Jul-98          23-Jul-98
        2,700                       1  3/16        20-Jul-98          23-Jul-98
                      100           1  3/16        20-Jul-98          23-Jul-98
                    1,000           1  3/16        20-Jul-98          23-Jul-98
        1,000                       1  7/32        20-Jul-98          23-Jul-98
          300                       1  3/16        20-Jul-98          23-Jul-98
        1,000                       1   3/8        20-Jul-98          23-Jul-98
                    2,500           1   1/8        20-Jul-98          23-Jul-98
                    2,500           1   1/8        20-Jul-98          23-Jul-98
        1,000                       1  7/32        20-Jul-98          23-Jul-98
        1,000                       1  1/16        22-Jul-98          27-Jul-98
                      500           1  3/16        23-Jul-98          28-Jul-98
                    1,000           1  1/16        23-Jul-98          28-Jul-98
                    1,000           1  3/16        24-Jul-98          29-Jul-98
        1,000                       1   1/4        24-Jul-98          29-Jul-98
          800                       1   1/4        24-Jul-98          29-Jul-98
          200                       1   1/4        24-Jul-98          29-Jul-98
        1,000                       1   1/4        24-Jul-98          29-Jul-98
                    2,000                 1        27-Jul-98          30-Jul-98
          575                             1        27-Jul-98          30-Jul-98
                    1,000           1   1/8        27-Jul-98          30-Jul-98
        1,000                       1   1/8        27-Jul-98          30-Jul-98
        1,000                       1  1/16        30-Jul-98           4-Aug-98
          200                         15/16         3-Aug-98           6-Aug-98
                    2,000             15/16         4-Aug-98           7-Aug-98
        1,000                           7/8         4-Aug-98           7-Aug-98
        1,000                         29/32         4-Aug-98           7-Aug-98
                    5,000               3/4         5-Aug-98          10-Aug-98
        1,000                         23/32         5-Aug-98          10-Aug-98
          200                       0.76563         5-Aug-98          10-Aug-98
        1,000                         13/16         5-Aug-98          10-Aug-98
        1,000                           3/4         6-Aug-98          11-Aug-98
          900                           3/4         6-Aug-98          11-Aug-98
        1,000                           3/4         6-Aug-98          11-Aug-98
                    2,000               3/4         7-Aug-98          12-Aug-98
        1,000                           7/8         7-Aug-98          12-Aug-98
        2,000                           3/4         7-Aug-98          12-Aug-98
                    1,000             15/16         7-Aug-98          12-Aug-98
        1,000                           3/4        13-Aug-98          18-Aug-98
                    1,000             13/16        13-Aug-98          18-Aug-98
                    2,500               3/4        14-Aug-98          19-Aug-98
        4,500                           3/4        14-Aug-98          19-Aug-98
                    4,500               3/4        14-Aug-98          19-Aug-98
        1,000                           3/4        14-Aug-98          19-Aug-98
        1,000                           3/4        14-Aug-98          19-Aug-98



                              Page 17 of 18 pages

     Purchases      Sales            Price         Trade Date    Settlement Date
--------------------------------------------------------------------------------
                    1,000               3/4        14-Aug-98          19-Aug-98
        1,000                         23/32        14-Aug-98          19-Aug-98
                      250               3/4        19-Aug-98          24-Aug-98
                    1,000             11/16        19-Aug-98          24-Aug-98
        1,000                         11/16        19-Aug-98          24-Aug-98
                    4,000               5/8        21-Aug-98          26-Aug-98
        3,000                           5/8        21-Aug-98          26-Aug-98
          400                           5/8        21-Aug-98          26-Aug-98
        1,000                           5/8        21-Aug-98          26-Aug-98
        4,000                          9/16        26-Aug-98          31-Aug-98
                    4,000              9/16        26-Aug-98          31-Aug-98
                      850              9/16        27-Aug-98           1-Sep-98
        1,000                         17/32        27-Aug-98           1-Sep-98
                    1,000               2/4        28-Aug-98           2-Sep-98
        1,000                           2/4        28-Aug-98           2-Sep-98
                    1,000              9/16        28-Aug-98           2-Sep-98
          400                          9/16        28-Aug-98           2-Sep-98
                   16,500               3/4        14-Aug-98          19-Aug-98
                   10,000               3/4        17-Aug-98          20-Aug-98
                   25,000               5/8        24-Aug-98          27-Aug-98



                              Page 18 of 18 pages